

Mail Stop 3561

January 7, 2016

Van Z. Krikorian
Chairman and Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, New York 10580

> **Re:** **Global Gold Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Response dated January 4, 2016**
> **File No. 002-69494**

Dear Mr. Krikorian:

We have reviewed your January 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2015 letter.

Item 1. Description of Business page 4

1. We note your response to comment 1. Please provide a draft of proposed future disclosure indicating that you are unable to provide investors with a detailed breakdown of the items capitalized and included in the Deposits on Contracts and Equipment category.

2. Please confirm that in future filings you will fully describe the present condition of your property pursuant to paragraph (b) (4) (i). For example, include in your property description the current work being performed on your properties such as sampling, drilling, earthwork and a description of your new processing facility. In this regard we note the pictures on your company website referenced in your November 20, 2015 response letter. Provide a draft of your proposed future disclosure with your response.

You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining